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15045832

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBV Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 Main Street, Suite 200
(No. and Street)

Fairfax (City) VA (State) 22030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert N. Rubin 703-242-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson Greenspon
(Name – *if individual, state last, first, middle name*)

4035 Ridge Top Road, Suite 700 (Address) Fairfax (City) VA (State) 22030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Robert N. Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBV Capital Advisors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/24/15

KEVIN PATRICK MULLINS
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #344337
My Commission Expires Jan. 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON GREENSPON

CPAs & Advisors | Partnering for Success

FINANCIAL REPORT

FBV CAPITAL ADVISORS, INC.

YEAR ENDED DECEMBER 31, 2014

FBV CAPITAL ADVISORS, INC.

FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2014

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

We have audited the accompanying statement of financial condition of FBV Capital Advisors, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of FBV Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBV Capital Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of FBV Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FBV Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thompson Greenspon

Fairfax, Virginia
February 24, 2015

4035 Ridge Top Road, #700, Fairfax, VA 22030 | T: 703.385.8888 | F: 703.385.3940

FBV CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Current Assets	
Cash	$ 36,291
Prepaid expenses	722
Total Current Assets	37,013
Other Assets	
Goodwill	60,000
Other assets	250
Total Other Assets	60,250
Total Assets	$ 97,263
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued liabilities	$ 4,115
Total Current Liabilities	4,115
Stockholder's Equity	
Contributed capital	
Common stock, $1 par value; 5,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	599,900
	600,000
Retained deficit	(506,852)
Total Stockholder's Equity	93,148
Total Liabilities and Stockholder's Equity	$ 97,263

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenue	
Advisory fees	$ -
Expenses	
Compensation and benefits	171,568
Management and professional fees	34,426
Rent expense	10,000
Administrative expenses	4,623
Dues and membership fees	395
Legal and accounting fees	34,213
Total Expenses	255,225
Loss before Income Taxes	(255,225)
Income Tax Expense (Benefit)	-
Net Loss	$ (255,225)

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, December 31, 2013	100	$ 100	$ 349,900	$ (251,627)	$ 98,373
Net loss	-	-	-	(255,225)	(255,225)
Contributed capital	-	-	250,000	-	250,000
Balance, December 31, 2014	100	$ 100	$ 599,900	$ (506,852)	$ 93,148

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities	
Net loss	$ (255,225)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) Decrease in	
Prepaid expenses	(722)
Other assets	(150)
Increase (Decrease) in	
Accrued liabilities	(5,185)
Net Cash Used by Operating Activities	(261,282)
Cash Flows from Financing Activities	
Capital contributions	250,000
Net Cash Provided by Financing Activities	250,000
Net Decrease in Cash	(11,282)
Cash, beginning of year	47,573
Cash, end of year	$ 36,291

The Notes to Financial Statements are an integral part of this statement.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

FBV Capital Advisors, Inc., a Virginia stock corporation (the Corporation), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Corporation does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule.

The Corporation engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Corporation operates from facilities located in Fairfax, Virginia provided by its parent company, The Freedom Bank of Virginia. Services are provided in the United States of America.

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia (the Parent) and was established April 16, 2012.

Valcour Securities, LLC (Valcour Securities) was merged into FBV Capital Advisors, Inc., effective November 13, 2013. Effective February 28, 2014, the Corporation received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership, control and legal formation of the broker-dealer.

Goodwill

Goodwill is initially recorded as the excess of the purchase consideration over the fair value of net assets acquired, and is not amortized but is evaluated for impairment annually or whenever circumstances indicate it may not be recoverable. Impairment is indicated when the carrying amount of a reporting unit exceeds its estimated fair value.

Revenue Recognition

The Corporation uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonably assured.

Advisory fees represent fees arising from financings for which the Corporation acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed. All contracts entered into for services are non-refundable.

Income Taxes

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia. The Corporation's activity is included in the consolidated income tax return filed by the Parent. The cumulative losses have been taken by the Parent and, accordingly, no current or deferred tax benefit is recorded. The Corporation files its own state tax return in the Commonwealth of Virginia. Currently, the 2013 and 2012 tax returns are open and subject to examination. The Corporation is not currently under audit by any income tax jurisdictions.

As of December 31, 2014, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash Flow Statement

For the purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

The Corporation maintains its cash balances in one financial institution located in Fairfax, Virginia. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Corporation did not pay any interest or income taxes in 2014.

Subsequent Events

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2015, which is the date on which the financial statements were issued.

2. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Act and member of FINRA, the Corporation is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Corporation is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014 the Corporation had net capital of $32,176, which exceeded minimum net capital requirements by $27,176.

3. **BUSINESS COMBINATIONS**

In 2013, the Corporation entered into a membership interest purchase agreement with Valcour Capital Holdings, LLC and Valcour Securities to purchase 100 percent of the membership interests in Valcour Securities. Valcour Securities was a wholly-owned subsidiary of Valcour Capital Holdings, LLC. The Corporation purchased the membership interests in Valcour Securities for $65,000, which included their broker-dealer license. On November 13, 2013, the Corporation and Valcour Securities completed a merger of the entities where the Corporation is the surviving entity. Effective February 28, 2014, the Corporation received approval from FINRA for their prior submitted Rule 1017 application.

4. **RELATED PARTY TRANSACTIONS**

Effective March 1, 2014, the Corporation entered into an agreement with the Parent, The Freedom Bank of Virginia, to pay for administrative services and facilities expenses. The fee for these services is $1,000 monthly and will remain in force until terminated in accordance with the agreement. The fee is included on the rent expense line on the statement of income.

FBV CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2014

Net Capital	
Stockholder's equity	$ 93,148
Deductions for Non-allowable Assets	
Prepaid expenses	722
Other assets	60,250
Net Capital	32,176
Minimum Net Capital Requirement - the greater of 6 2/3 percent of aggregate indebtedness of $274 or minimum net capital requirement of $5,000	5,000
Excess Net Capital	$ 27,176
Ratio of Aggregate Indebtedness to Net Capital	12.79%
Schedule of Aggregate Indebtedness	
Accrued liabilities	$ 4,115
Reconciliation with the Corporation's Computation (included in Part IIA of Form X-17 A-5 as of December 31, 2014)	
Net capital, as reported in the Corporation's Part IIA (unaudited) Focus report	$ 32,176
Net Capital per Above	$ 32,176

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - REVIEW

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

We have reviewed management's statements, included in the accompanying FBV Capital Advisors, Inc. exemption report in which FBV Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which FBV Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and FBV Capital Advisors, Inc. stated that FBV Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FBV Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FBV Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thompson Greenspon

Fairfax, Virginia
February 24, 2015

4035 Ridge Top Road, #700, Fairfax, VA 22030 | T: 703.385.8888 | F: 703.385.3940

FBV
CAPITAL ADVISORS, INC.
A SUBSIDIARY OF FREEDOM BANK OF VIRGINIA

FBV Capital Advisors, Inc. Exemption Report

FBV Capital Advisors, Inc. (the "Corporation") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

The Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

FBV Capital Advisors, Inc.

I, Robert N. Rubin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/24/2015